STRADLEY, RONON, STEVENS & YOUNG, LLP
                         2600 One Commerce Square
                         Philadelphia, PA  19103
                               (215) 564-8000



Direct Dial: (215) 564-8047



                             	February 21, 1997


FILED VIA EDGAR
Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

	    Re:	Kiewit Investment Trust
		       Form N-8A filing
       		Form N-18F-1 filing
       		Form N-1A filing

Dear Sir or Madam:

Submitted electronically via the EDGAR system are documents prepared in connection with the registration of Kiewit Investment Trust (the "Fund") as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). The Fund consists of six series of shares, each of which will serve as a master fund in a master/feeder arrangement with corresponding feeder portfolios of Kiewit Mutual Fund.

The first item submitted for filing is Form N-8A, a Notification of Registration under the 1940 Act. You will note that the Form N-8A is filed in the short form version, since the Fund is also filing a registration statement pursuant to Section 8(b) of the 1940 Act concurrently with the filing of this Form.

The second item submitted for filing is the Fund's Notification of Election Pursuant to Rule 18f-1 on Form N-18F-1.

The third item submitted for filing is the Fund's Registration Statement on Form N-1A. This form is being filed only under the 1940 Act (to register the Fund under that Act). Since the Fund will not be offering its securities for sale to the public, it is not registering securities under the Securities Act of 1933.

If you have any questions about any of the material enclosed, please do not hesitate to contact me at (215) 564-8047 or Michael V. Farrell, Esq. at
(215) 564-8095.  Thank you for your assistance.

                            							Very truly yours,

                           							/s/ Joseph V. Del Raso
                           							Joseph V. Del Raso, Esquire

JVD/djs

Enclosures
cc:	Mary Cole, Esquire, SEC  (w/encl.)
   	Kenneth D. Gaskins, Esquire (w/encl.)
   	Carl Rizzo, Esquire (w/encl.)
   	Chris Sullivan (w/encl.)



                     	SECURITIES AND EXCHANGE COMMISSION
                           	Washington, D.C.  20549

                                  	FORM N-8A

                        	NOTIFICATION OF REGISTRATION
                  	FILED PURSUANT TO SECTION 8(a) OF THE
                       	INVESTMENT COMPANY ACT OF 1940


The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:


Name:	        KIEWIT INVESTMENT TRUST

Address of Principal Business Office (No. & Street, City, State, 	Zip Code):

  1000 Kiewit Plaza, Omaha, Nebraska  68131-3374


Telephone Number (including area code):	(402) 342-2052

Name and address of agent for service of process:

  Kenneth D. Gaskins, Esquire, 1000 Kiewit Plaza,
  Omaha, Nebraska  68131-3374

Copies to: Joseph V. Del Raso, Esq., Stradley, Ronon, Stevens & Young, LLP
  2600 One Commerce Square, Philadelphia, PA  19103-7098

Check appropriate Box:

Registrant is filing a Registration Statement pursuant
to Section 8(b) of the Investment Company Act of 1940 concurrently
with the filing of Form N-8A:		YES  [X] 	NO  [ ]

                              	SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in Omaha, Nebraska on the 20th day of February, 1997.

                                  							KIEWIT INVESTMENT TRUST


Attest: /s/Kenneth D. Gaskins   	        By: /s/Ann C. McCulloch
        Kenneth D. Gaskins		                 Ann C. McCulloch
        Secretary					                       President